SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For July 28, 2004

               NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

         8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by fur-nishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of 10 Pages

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 , 333-13686, 333-111112 ,333-111113 AND 333-109766), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release: Nice Systems Reports Second Quarter 2004 Results.

Dated: July 28, 2004

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Daphna Kedmi

Name:  Daphna Kedmi

Title: Corporate Vice President

General Counsel

Dated: July 28, 2004

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NICE Systems Reports Second Quarter 2004 Results

Highlights:

.        Revenue of $61.3 million, up 12% versus Q2:03 and up 5% sequentially

.        Gross margin improves to 54.3%

.        Q2 GAAP EPS from continuing operations of $0.24 fully diluted, up 72% sequentially

.        Cash and equivalents grew to $135.8 million from $127.2 million at the end of Q1

Ra`anana, Israel, July 28, 2004 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions and consulting services that enable organizations to extract the value hidden within multimedia interactions, today announced results for the quarter ending June 30, 2004.

Revenue for the second quarter of 2004 was $61.3 million, up 12% from the same quarter of 2003 and up 5% sequentially due to strong growth in enterprise-related revenue in the contact center/trading floor market.

On a GAAP basis, net income was $4.5 million, or $0.24 per fully diluted share, compared with $5.9 million in the first quarter, or $0.32 per fully diluted share. In the second quarter of 2003, GAAP net income was $1.4 million, or $0.09 per fully diluted share.

Net income from continuing operations in Q2 was $4.5 million, or $0.24 per fully diluted share, compared to $2.6 million, or $0.14 per fully diluted share, in Q1 2004, and $1.2 million, or $0.08 per fully diluted share in Q2 for 2003. Non-GAAP net income from continuing operations, which excludes restructuring and other special charges, was $2.1 million, or $0.13 per fully diluted share in the second quarter of 2003.

Commenting on the quarter, Haim Shani, president and CEO of NICE, said, "Sequential and year-over-year growth resulted from higher software and services revenue from contact centers/trading floors.  Within this segment, software sales have grown steadily during the past twelve months, and services are up dramatically versus a year ago.  We are particularly pleased to see this growth as we launch a major new suite of solutions for our enterprise customers that can take them far beyond the traditional quality management and compliance recording applications to drive company-wide performance improvement."

Gross margin increased to 54.3% from 53.8% in Q1 and 51.2% in the year earlier period, primarily due to a higher proportion of software and increased volume.

"As planned, we continued to spend on our key strategic initiatives, including the launch of our exciting new suite of enterprise solutions," continued Mr. Shani. "Even with this investment, we were able to substantially increase our operating margin."

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Operating expenses in Q2 were $29.4 million, about the same as in Q1 and up from $26.0 million in the second quarter of 2003 (excluding $834,000 of restructuring and special charges), reflecting increased spending on new strategic initiatives, particularly in sales and marketing.  On a GAAP basis, the company reported a Q2 operating profit of $3.9 million or 6.4% of revenue, compared with $2.0 million, or 3.5% of revenue, in Q1 and $1.2 million or 2.2% of revenue in the year earlier period.

Total cash and equivalents at June 30, 2004 rose to $135.8 million, compared with $127.2 million at March 31, 2004.  DSO for the second quarter remained at 69 days, the same level as in Q1.

Outlook

Commenting on the outlook, Mr. Shani said, "We expect revenues to grow sequentially in Q3  to between $62 million and $64 million,  with EPS between $0.25 and $0.27.  We are maintaining our guidance for the full year 2004.

"We see very strong demand coming from our enterprise customers around the world.  There has been excellent feedback and strong interest in our new suite of solutions that are now fully available.  We are finding that the more they learn about these new capabilities, the more potential they see for improving performance within the contact center and in other areas of the enterprise as well. We also believe that  the availability of new security-related products and strengthening channel relationships will lead to higher sales from this segment during the second-half of the year and beyond."

Conference Call

Please be reminded that NICE will report its second quarter 2004 financial results on Wednesday, July 28, 2004. Following the earnings release, NICE management will host a teleconference at 8:30 (ET) 15:30 Israel time to discuss the results and the company`s outlook.

The call will be broadcasted live on http://www.nice.com. An online replay will also be available approximately one hour after the call.  A telephone replay will be available for up to 72 hours after the call.  The replay information: US Toll-free:  1-866-276-1002; International: + 972-3-925-5950; Israel: 03-925-5950

About NICE

NICE Systems is the global provider of advanced solutions and consulting services that enable organizations to extract the value hidden within multimedia interactions. NICE solutions sharpen the awareness of organizations to help them generate insight from interactions for improved decision-making, better performance and enhanced security.  NICE has more than 15,000 customers in over 100 countries, including the world`s top ten banks and over 65% of the Fortune 100. More information is available at www.nice.com.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceContact, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard,

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NICE Learning, NICE Link, NiceLog, NICE Perform ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Tania Amar	NICE Systems Tania.amar@nice.com	972-9-775-3896
Investors
Rhona Blotman	NICE Systems investor.relations@nice.com	972-9-775-3899 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share amounts)
	Three months ended		Six months ended
	June 30,		June 30,
	2003	2004	2003	2004
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue
Product	$ 42,454	$ 44,157	$ 81,158	$ 85,554
Services	12,363	17,112	25,500	34,058
Total revenue	54,817	61,269	106,658	119,612

Cost of revenue
Product	16,436	15,761	32,435	30,616
Services	10,328	12,241	20,162	24,364
Total cost of revenue	26,764	28,002	52,597	54,980

Gross Profit	28,053	33,267	54,061	64,632

Operating Expenses:
Research and development, net	5,558	6,218	11,092	12,433
Selling and marketing	12,921	15,318	26,102	30,579
General and administrative	7,531	7,819	14,813	15,684
Restructuring and other special charges	834	-	1,278	-
Total operating expenses	26,844	29,355	53,285	58,696

Operating income	1,209	3,912	776	5,936

Financial income, net	334	1,170	893	2,071
Other income (expense), net	4	7	(33)	7

Income before taxes on income	1,547	5,089	1,636	8,014
Taxes on income	314	585	364	895

Net income from continuing operations	1,233	4,504	1,272	7,119

Net income from discontinued operation	196	-	366	3,236

Net income	$ 1,429	$ 4,504	$ 1,638	$ 10,355

Basic income per share from continuing operations	$ 0.08	$ 0.26	$ 0.08	$ 0.41
Basic income per share from discontinued operation	$ 0.01	-	$ 0.02	$ 0.19
Basic income per share	$ 0.09	$ 0.26	$ 0.10	$ 0.60

Diluted income per share from continuing operations	$ 0.08	$ 0.24	$ 0.08	$ 0.38
Diluted income per share from discontinued operation	$ 0.01	-	$ 0.02	$ 0.17
Diluted income per share	$ 0.09	$ 0.24	$ 0.10	$ 0.56

Weighted average number of shares
outstanding used to compute:

Basic income per share	15,822	17,395	15,815	17,251
Diluted income per share	16,175	18,553	15,885	18,561

NICE SYSTEMS LTD. AND SUBSIDIARIES
FOR COMPARATIVE PURPOSES
NET INCOME AND INCOME PER SHARE EXCLUDING RESTRUCTURING COST,
AND OTHER SPECIAL CHARGES
U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2003	2004	2003	2004
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP net income	$ 1,429	$ 4,504	$ 1,638	$ 10,355

Adjustments:

GAAP net income from discontinued operation	(196)	-	(366)	(3,236)

Restructuring and other special charges	834	-	1,278	-

Non-GAAP net income from continuing operations	$ 2,067	$ 4,504	$ 2,550	$ 7,119

Non-GAAP basic income per share from continuing operations	$ 0.13	$ 0.26	$ 0.16	$ 0.41
Non-GAAP diluted income per share from continuing operations	$ 0.13	$ 0.24	$ 0.16	$ 0.38

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NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands
	December 31,	June 30,
	2003	2004
	Audited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 29,859	$ 24,130
Short-term bank deposits	189	155
Marketable securities	17,187	8,298
Trade receivables	45,973	45,776
Other receivables and prepaid expenses	7,366	7,531
Related party receivables	4,013	-
Inventories	12,634	11,364
Assets of discontinued operation	3,945	1,370

Total current assets	121,166	98,624

LONG-TERM INVESTMENTS:
Long-term marketable securities	60,034	103,251
Other long-term investments	8,084	8,732

Total long-term investments	68,118	111,983

PROPERTY AND EQUIPMENT, NET	18,627	17,467

OTHER ASSETS, NET	41,504	39,551

TOTAL ASSETS	$ 249,415	$ 267,625

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$ 15,744	$ 14,666
Accrued expenses and other liabilities	47,370	47,247
Liabilities of discontinued operation	1,878	826

Total current liabilities	64,992	62,739

LONG-TERM LIABILITIES	7,592	7,641

SHAREHOLDERS' EQUITY	176,831	197,245

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 249,415	$ 267,625

____ 8 ____ NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands
	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from operating activities:
Net income	$ 1,429	$ 4,504	$ 1,638	$ 10,355
Less income for the period from discontinued operation	(196)	-	(366)	(3,236)
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	4,372	3,396	8,971	6,908
Accrued severance pay, net	195	97	108	88
Amortization of discount (premium) and accrued interest
on held-to-maturity marketable securities	499	445	674	748
Decrease (increase) in trade receivables	3,073	(1,449)	8,287	139
Increase in other receivables and prepaid expenses	(2,568)	(1,290)	(367)	(142)
Decrease (increase) in inventories	(156)	988	(1,516)	1,291
Increase (decrease) in trade payables	909	533	(15)	(1,078)
Increase in accrued expenses and other liabilities	1,389	937	38	788
Other	54	(36)	58	(25)

Net cash provided by operating activities from continuing operations	9,000	8,125	17,510	15,836
Net cash provided by operating activities from discontinued operation	662	646	250	850

Net cash provided by operating activities	9,662	8,771	17,760	16,686

Cash flows from investing activities:
Purchase of property and equipment	(1,196)	(1,355)	(2,708)	(3,189)
Proceeds from sale of property and equipment	168	60	341	60
Investment in short-term bank deposits	(26)	(32)	(41)	(39)
Proceeds from short-term bank deposits	41	24	86	71
Proceeds from maturity of short-term held-to-maturity marketable securities	11,285	7,685	20,085	14,985
Investment in short-term held-to-maturity marketable securities	-	(2,000)	-	(2,000)
Proceeds of call of long-term held-to-maturity marketable securities	-	4,002	-	19,802
Investment in long-term held-to-maturity marketable securities	(25,054)	(32,507)	(32,827)	(67,863)
Capitalization of software development costs	(611)	(231)	(1,245)	(674)
Decrease in accrued acquisition costs	(402)	-	(2,951)	(75)
Payment in respect of terminated contract from TCS acquisition	-	-	-	(1,483)
Decrease in related party receivables from TCS acquisition	-	-	6,635	4,013

Net cash provided (used) by investing activities from continuing operations	(15,795)	(24,354)	(12,625)	(36,392)
Net cash provided (used) by investing activities from discontinued operation	(7)	-	(26)	4,136

Net cash used by investing activities	(15,802)	(24,354)	(12,651)	(32,256)

Cash flows from financing activities:
Proceeds from issuance of shares and exercise of share options, net	542	1,896	1,260	9,918
Short-term bank credit, net	-	-	(24)	-

Net cash provided by financing activities	542	1,896	1,236	9,918

Effect of exchange rate changes on cash	139	(61)	23	(77)

Increase (decrease) in cash and cash equivalents	(5,459)	(13,748)	6,368	(5,729)
Cash and cash equivalents at beginning of period	31,108	37,878	19,281	29,859

Cash and cash equivalents at end of period	$ 25,649	$ 24,130	$ 25,649	$ 24,130

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